30 ROCKEFELLER PLAZA NEW YORK, NEW YORK 10112-4498 TEL +1 212.408.2500 FAX +1 212.408.2501 www.bakerbotts.com	ABU DHABI AUSTIN BEIJING DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON

December 9, 2010

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Perry Hindin, Special Counsel

Re:	Liberty Media Corporation
Preliminary Schedule 14A (File No. 001-33982)

Dear Mr. Hindin:

Liberty Media Corporation (“Liberty Media”) has previously filed, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), its preliminary Schedule 14A (the “Proxy Statement/Prospectus”) on October 20, 2010.

Further to my correspondence dated November 23, 2010 (the “November 23 Letter”) and in follow-up to our conversation regarding the November 23 Letter, set forth below is a revised response to comment 1 contained in the Staff comment letter to Liberty Media, dated November 10, 2010 (the “SEC Letter”), regarding the Proxy Statement/Prospectus. Please note that we intend to provide a response to comment 2 contained in the SEC Letter upon Liberty Media’s filing of Amendment No. 1 to the Proxy Statement/Prospectus.  We anticipate that the date of this filing will be on or about December 13, 2010.

Outstanding Issues

1.                                       Comment:  Please tell us why you believe Liberty Media’s redemption of Liberty Capital tracking stock and Liberty Starz tracking stock does not constitute a tender offer subject to Exchange Act Rule 13e-4. To the extent Liberty Media is relying on the exception contained in Rule 13e-4(h)(1), please provide a detailed analysis as to the applicability of such exception to the redemptions, including a discussion of the material terms and conditions of the redemptions contained in the governing instruments.

Response:  We believe that Liberty Media’s redemption of its Liberty Capital tracking stock and its Liberty Starz tracking stock (collectively, the “redemption”) does not constitute a tender offer subject to Exchange Act Rule 13e-4.  The exception provided by paragraph (h)(1) of Rule 13e-4 applies because this transaction constitutes a bona fide redemption of securities in accordance with the terms and conditions of Liberty Media’s restated certificate of incorporation (the “charter”).  For ease of reference, we are enclosing herewith the sections of the charter referenced below.  The full text of the charter is included as Exhibit 3.1 to Liberty Media’s Current Report on Form 8-K (File No. 001-33982) filed on November 19, 2009.

Paragraph (e)(i) of Article IV, Section A.2 of the charter provides that Liberty Media may redeem outstanding shares of Liberty Capital common stock for shares of common stock of a subsidiary that holds assets and liabilities attributed to the Liberty Capital Group (the “Capital

Subsidiary”), provided that Liberty Media’s board of directors seeks and receives the approval of such redemption from holders of Liberty Capital common stock, voting together as a separate class. Similarly, paragraph (f)(i) of Article IV, Section A.2 of the charter provides that Liberty Media may redeem outstanding shares of Liberty Starz common stock for shares of common stock of a subsidiary that holds assets and liabilities attributed to the Liberty Starz Group (the “Starz Subsidiary”), provided that Liberty Media’s board of directors seeks and receives the approval of such redemption from holders of Liberty Starz common stock, voting together as a separate class.  The charter then sets forth numerous terms and conditions upon which the redemption may be effected, including those discussed below.

The charter provides the formulae by which the ratios to be applied in the redemption are determined.  With respect to the redemption of the Liberty Capital common stock, paragraph (e)(i) of Article IV, Section A.2 of the charter provides as follows:

Shares to be Redeemed: The number of shares of Liberty Capital common stock to be redeemed is determined by multiplying (i) the number of outstanding shares of Liberty Capital common stock on the date designated for the redemption by (ii) the percentage of the Fair Value (as defined in the charter)(1) of the Liberty Capital Group that is represented by the Fair Value of Liberty Media’s equity interest in the Capital Subsidiary.  This provision permits Liberty Media to effect more than one redemption with respect to any single tracking stock group, with the size of each redemption to be based upon the applicable portion of the tracking stock group’s Fair Value that is being split-off. In the case at hand, Liberty Media is proposing to split-off 100% of the Liberty Capital Group.  Hence, the charter requires Liberty Media to redeem 100% of the outstanding shares of Liberty Capital common stock.

Shares to be Delivered: The number of shares of common stock of the Capital Subsidiary to be delivered in redemption of each share of Liberty Capital common stock being redeemed (with any fractions rounded to the nearest five decimal places) is determined by dividing (x) the aggregate number of shares of common stock of the Capital Subsidiary to be distributed (which, in the absence of any inter-group interest, is 100% of the shares of common stock of the Capital Subsidiary owned by Liberty Media), by (y) the aggregate number of shares of Liberty Capital common stock to be redeemed (as determined above).  This provision requires that all available Capital Subsidiary shares be distributed proportionately in exchange for the redeemed shares.  Generally, in determining the number of available Capital Subsidiary shares that may be distributed ((x) in the formula above), the Liberty Media board will establish the capitalization of the Capital Subsidiary based upon the target stock price at which the Liberty Media board would like the Capital Subsidiary to trade following the split-off.

Paragraph (e)(i) of Article IV, Section A.2 of the charter also limits the type of shares or other consideration that Liberty Media’s board of directors may deliver in exchange for the

(1)  The charter defines Fair Value by reference to market price (in the case of publicly traded securities), a valuation by an independent investment banking firm or as determined in the good faith judgment of the board of directors (after taking into account any appraisals, valuation reports or opinions of experts that the board may determine to be appropriate).

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redeemed shares: (i) a single class or series of securities of the Capital Subsidiary may be delivered to all series of Liberty Capital common stock, on an equal per share basis, (ii) separate classes or series of securities of the Capital Subsidiary may be delivered to each series of Liberty Capital common stock, on an equal per share basis, or (iii) a separate class or series of securities of the Capital Subsidiary may be delivered to one series of Liberty Capital common stock and, on an equal per share basis, a different class or series of securities of the Capital Subsidiary may be delivered to all other series of Liberty Capital common stock, subject to limitations generally intended to provide the holders of high-voting stock with securities of the Capital Subsidiary that have the highest relative voting rights.

The charter prescribes certain procedures which Liberty Media’s board of directors must follow in effecting the redemption.  Under paragraph (e)(iv)(C) of Article IV, Section A.2 of the charter, if the requisite approval of the holders of Liberty Capital common stock is obtained, then Liberty Media must announce by press release, among other things: (i) that Liberty Media intends to redeem shares of its Liberty Capital common stock for shares of common stock of the Capital Subsidiary, (ii) the date on which the shares of Liberty Capital common stock will be selected for redemption, and (iii) the date of such redemption (which will not be later than the 85th trading date following the date of the press release).  In addition, the charter stipulates that, not less than 15 days prior to the date of the redemption, Liberty Media is required to mail a notice of redemption to holders of Liberty Capital common stock, which must include, among other things, (i) the date of the redemption, (ii) the aggregate number of shares of Liberty Capital common stock to be redeemed, (iii) the class or series of securities of the Capital Subsidiary to be received with respect to each share of each series of Liberty Capital common stock being redeemed (as determined in accordance with the formulae described above), and (iv) the place where certificates representing the shares to be redeemed may be surrendered.

Paragraphs (f)(i) and (f)(iv)(C) of Article IV, Section A.2 of the charter provide corresponding terms and conditions of redemption with respect to the Liberty Starz common stock and the shares of the Starz Subsidiary.

As described above, the charter sets forth specific, detailed, procedural and substantive terms and conditions upon which the redemption may be effected.  Accordingly, we believe that the exemption provided by paragraph (h)(1) of Rule 13e-4 properly applies to this transaction.

Liberty Media has authorized us to inform you that it acknowledges:

•                  it is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement/Prospectus;

•                  staff comments or changes to disclosure in response to staff comments in the Proxy Statement/Prospectus reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Proxy Statement/Prospectus; and

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•                  it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing response to the SEC Letter and the November 23 Letter or require further information, please contact the undersigned at (212) 408-2503.

Very truly yours,

/s/ Renee L. Wilm
Renee L. Wilm

cc:	Liberty Media Corporation
Charles Y. Tanabe

KPMG LLP
Arnold Hoy

Securities and Exchange Commission
Ajay Koduri, Attorney-Advisor

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Excerpts from Article IV, Section A.2 of the Liberty Media Corporartion Charter

(e)                                  Redemption and Other Provisions Relating to the Liberty Capital Common Stock.

(i)                                     Redemption for Securities of one or more Capital Group Subsidiaries.

At any time at which a Subsidiary of the Corporation holds, directly or indirectly, assets and liabilities attributed to the Capital Group, the Corporation may, at its option and subject to assets of the Corporation being legally available therefor, but subject (in addition to any other approval of the Corporation’s stockholders (or any series thereof) required under the DGCL in respect of such redemption, if any) to the Corporation having received the Capital Group Redemption Stockholder Approval (and, to the extent applicable, the Starz Group Redemption Stockholder Approval and/or the Interactive Group Redemption Stockholder Approval), redeem outstanding shares of Liberty Capital Common Stock (such shares of Liberty Capital Common Stock to be redeemed, the “Capital Group Redemption Shares”) for securities of such Subsidiary (a “Distributed Capital Group Subsidiary”), as provided herein. The number of Capital Group Redemption Shares will be determined, by the Board of Directors, by multiplying (A) the number of outstanding shares of Liberty Capital Common Stock as of the Capital Group Redemption Selection Date, by (B) the percentage of the Fair Value of the Capital Group that is represented by the Fair Value of the Corporation’s equity interest in the Distributed Capital Group Subsidiary which is attributable to the Capital Group, in each case, as determined by the Board of Directors as of a date selected by the Board of Directors, as such percentage may be adjusted by the Board of Directors in its discretion to reflect the effects of a Capital Group Inter-Group Redemption Election and to take into account other things deemed relevant by the Board of Directors. The aggregate number of securities of the Distributed Capital Group Subsidiary to be delivered (the “Capital Group Distribution Subsidiary Securities”) in redemption of the Capital Group Redemption Shares will be equal to: (A) if the Board of Directors makes a Capital Group Inter-Group Redemption Election as described below, the amount (rounded, if necessary, to the nearest whole number) obtained by multiplying (x) the product of (I) the number of securities of the Distributed Capital Group Subsidiary owned by the Corporation and (II) the percentage of the Fair Value of the Corporation’s equity interest in the Distributed Capital Group Subsidiary that is represented by the Fair Value of the Corporation’s equity interest in the Distributed Capital Group Subsidiary which is attributable to the Capital Group (subject to adjustment to reflect the effects of a Capital Group Inter-Group Redemption Election) (such product, the “Distributable Capital Group Subsidiary Securities”), by (y) the Capital Group Outstanding Interest Fraction, in each case, as of the Capital Group Redemption Selection Date, or (B) if the Board of Directors does not make a Capital Group Inter-Group Redemption Election, all of the Distributable Capital Group Subsidiary Securities, in each case, subject to adjustment as provided below. The number of securities of the Distributed Capital Group Subsidiary to be delivered in redemption of each Capital Group Redemption Share will be equal to the amount (rounded, if necessary, to the nearest five decimal places) obtained by dividing (x) the number of Capital Group Distribution Subsidiary Securities, by (y) the number of Capital Group Redemption Shares.

If the Capital Group Outstanding Interest Fraction is less than one (1) on the Capital Group Redemption Selection Date for any redemption pursuant to this paragraph (e)(i)

and if (but only if) the Board of Directors so determines in its discretion (a “Capital Group Inter-Group Redemption Election”), then concurrently with the distribution of the Capital Group Distribution Subsidiary Securities in redemption of Capital Group Redemption Shares, the Corporation will attribute to the Starz Group and the Interactive Group an aggregate number of Distributable Capital Group Subsidiary Securities (the “Capital Group Inter-Group Interest Subsidiary Securities”) equal to the difference between the total number of Distributable Capital Group Subsidiary Securities and the number of Capital Group Distribution Subsidiary Securities, subject to adjustment as provided below.  The Capital Group Inter-Group Interest Subsidiary Securities will be allocated between the Starz Group and the Interactive Group by multiplying the number of Capital Group Inter-Group Interest Subsidiary Securities by (x), in the case of the Starz Group, the Starz Group’s Fractional Interest in the Capital Group as of the Capital Group Redemption Selection Date and, (y) in the case of the Interactive Group, the Interactive Group’s Fractional Interest in the Capital Group as of the Capital Group Redemption Selection Date.  If a Capital Group Inter-Group Redemption Election is made, then: (I) the Number of Shares Issuable with Respect to the Capital Group Inter-Group Interest will be decreased as described in subparagraph (ii)(D) of the definition of “Number of Shares Issuable with Respect to the Capital Group Inter-Group Interest” in paragraph (j) of this Section A.2.; (II) the attribution of Capital Group Inter-Group Interest Subsidiary Securities to be made to the Starz Group and the Interactive Group may, at the discretion of the Board of Directors, be reflected by an allocation or by a direct transfer of Capital Group Inter-Group Interest Subsidiary Securities to each such Group in accordance with the foregoing allocation; and (III) the Board of Directors may determine that the Capital Group Inter-Group Interest Subsidiary Securities so allocated or transferred to the Starz Group and the Interactive Group will be distributed to holders of shares of Liberty Starz Common Stock as a Share Distribution pursuant to paragraph (d)(ii)(D) and to holders of shares of Liberty Interactive Common Stock as a Share Distribution pursuant to paragraph (d)(iii)(D) of this Section A.2.

If at the time of a redemption of Liberty Capital Common Stock pursuant to this paragraph (e)(i), there are outstanding any Convertible Securities convertible into or exercisable or exchangeable for shares of Liberty Capital Common Stock that would become convertible into or exercisable or exchangeable for Distributable Capital Group Subsidiary Securities as a result of such redemption, and the obligation to deliver securities of such Distributed Capital Group Subsidiary upon exercise, exchange or conversion of such Convertible Securities is not assumed or otherwise provided for by the Distributed Capital Group Subsidiary, then the Board of Directors may make such adjustments as it determines to be appropriate to the number of Capital Group Redemption Shares, the number of Capital Group Distribution Subsidiary Securities and the number of Capital Group Inter-Group Interest Subsidiary Securities (and any related adjustment to the Number of Shares Issuable with Respect to the Capital Group Inter-Group Interest, including any adjustments to the foregoing allocation between the Starz Group and the Interactive Group) to take into account the securities of the Distributed Capital Group Subsidiary into which such Convertible Securities are convertible or for which such Convertible Securities are exercisable or exchangeable.

In the event that not all outstanding shares of Liberty Capital Common Stock are to be redeemed in accordance with this paragraph (e)(i) for Capital Group Distribution Subsidiary Securities, then (1) the number of shares of each series of Liberty Capital Common

Stock to be redeemed in accordance with this paragraph (e)(i) will be determined by multiplying the aggregate number of Capital Group Redemption Shares by a fraction, the numerator of which is the aggregate number of shares of such series and the denominator of which is the aggregate number of shares of all series of Liberty Capital Common Stock, in each case, outstanding as of the Capital Group Redemption Selection Date, and (2) the outstanding shares of each series of Liberty Capital Common Stock to be redeemed in accordance with this paragraph (e)(i) will be redeemed by the Corporation pro rata among the holders of each series of Liberty Capital Common Stock or by such other method as may be determined by the Board of Directors to be equitable.

To the extent that a Distributed Capital Group Subsidiary to be distributed pursuant to this paragraph (e)(i) also holds, directly or indirectly, assets and liabilities attributed to one or both of the Starz Group and the Interactive Group, then (x) such Distributed Capital Group Subsidiary will also be deemed a Distributed Starz Group Subsidiary for purposes of paragraph (f)(i) (to the extent such Distributed Capital Group Subsidiary also holds assets and liabilities of the Starz Group) and/or a Distributed Interactive Group Subsidiary for purposes of paragraph (g)(i) (to the extent such Distributed Capital Group Subsidiary also holds assets and liabilities of the Interactive Group) and (y) in connection with the redemption of Capital Group Redemption Shares pursuant to this paragraph (e)(i) the Corporation will also redeem shares of Liberty Starz Common Stock pursuant to the provisions of paragraph (f)(i) (in the event such Distributed Capital Group Subsidiary is also a Distributed Starz Group Subsidiary) and/or shares of Liberty Interactive Common Stock pursuant to the provisions of paragraph (g)(i) (in the event such Distributed Capital Group Subsidiary is also a Distributed Interactive Group Subsidiary), as applicable, subject to the Corporation obtaining the Capital Group Redemption Stockholder Approval and the applicable of the Starz Group Redemption Stockholder Approval and/or the Interactive Group Redemption Stockholder Approval.  In connection with any such redemption of Liberty Capital Common Stock, Liberty Starz Common Stock and/or Liberty Interactive Common Stock, as applicable, the Board of Directors will effect such redemption in accordance with the terms of paragraphs (e)(i), (f)(i) and (g)(i), as applicable, as determined by the Board of Directors in good faith, with such changes and adjustments as the Board of Directors determines are reasonably necessary in order to effect such redemption in exchange for securities of a single Subsidiary holding the assets and liabilities of more than one Group.  In effecting such redemption, the Board of Directors may determine to redeem the Capital Group Redemption Shares, the Starz Group Redemption Shares and/or the Interactive Group Redemption Shares, in exchange for one or more classes or series of securities of such Subsidiary, including, without limitation, for separate classes or series of securities of such Subsidiary, (I) with the holders of Capital Group Redemption Shares to receive Capital Group Distribution Subsidiary Securities intended to track the performance of the former assets and liabilities attributed to the Capital Group held by such Subsidiary, (II) with holders of Starz Group Redemption Shares to receive Starz Group Distribution Subsidiary Securities intended to track the performance of the former assets and liabilities attributed to the Starz Group held by such Subsidiary and/or (III) with holders of Interactive Group Redemption Shares to receive Interactive Group Distribution Subsidiary Securities intended to track the performance of the former assets and liabilities attributed to the Interactive Group held by such Subsidiary, subject, in each case, to the applicable limitations on the class and series of securities of the Distributed Capital Group Subsidiary set forth in the last paragraph of paragraphs (e)(i), (f)(i) and (g)(i), as applicable.

Any redemption pursuant to this paragraph (e)(i) will occur on a Capital Group Redemption Date set forth in a notice to holders of Liberty Capital Common Stock (and Convertible Securities convertible into or exercisable or exchangeable for shares of any series of Liberty Capital Common Stock (unless provision for notice is otherwise made pursuant to the terms of such Convertible Securities)) pursuant to paragraph (e)(iv)(C).

In effecting a redemption of Liberty Capital Common Stock pursuant to this paragraph (e)(i), the Board of Directors may determine either to (x) redeem shares of each series of Liberty Capital Common Stock in exchange for a single class or series of securities of the Distributed Capital Group Subsidiary without distinction among series of Liberty Capital Common Stock, on an equal per share basis, (y) redeem shares of each series of Liberty Capital Common Stock in exchange for separate classes or series of securities of the Distributed Capital Group Subsidiary, on an equal per share basis, or (z) redeem shares of one or more series of Liberty Capital Common Stock in exchange for a separate class or series of securities of the Distributed Capital Group Subsidiary and, on an equal per share basis, redeem shares of all other series of Liberty Capital Common Stock in exchange for a different class or series of securities of the Distributed Capital Group Subsidiary; provided, that, in the case of clauses (y) and (z), (1) such separate classes or series do not differ in any respect other than their relative voting rights (and any related differences in designation, conversion, redemption and share distribution provisions such as those set forth in this Section A.2.), with holders of shares of Series B Liberty Capital Common Stock receiving securities of a class or series having the highest relative voting rights and the holders of shares of each other series of Liberty Capital Common Stock receiving securities of a class or series having lesser relative voting rights, in each case, without regard to whether such rights differ to a greater or lesser extent than the corresponding differences in voting rights (and any related differences in designation, conversion, redemption and share distribution provisions such as those set forth in this Section A.2.) among the Series A Liberty Capital Common Stock, the Series B Liberty Capital Common Stock and the Series C Liberty Capital Common Stock, and (2) in the event the securities to be received by the holders of shares of Liberty Capital Common Stock other than the Series B Liberty Capital Common Stock in such redemption consist of different classes or series of securities, with each such class or series differing only with respect to the relative voting rights of such class or series (and any related differences in designation, conversion, redemption and share distribution provisions such as those set forth in this Section A.2.), then such classes or series of securities will be distributed to the holders of each series of Liberty Capital Common Stock (other than the Series B Liberty Capital Common Stock) (i) as the Board of Directors determines or (ii) such that the relative voting rights of the class or series of securities to be received by the holders of each series of Liberty Capital Common Stock corresponds to the extent practicable to the relative voting rights (as compared to the other series of Liberty Capital Common Stock, other than the Series B Liberty Capital Common Stock) of such series of Liberty Capital Common Stock.  If the Board of Directors has made a Capital Group Inter-Group Redemption Election, then the determination as to the classes or series of securities of the Distributed Capital Group Subsidiary comprising the Capital Group Inter-Group Interest Subsidiary Securities to be so transferred or allocated to the Starz Group and/or the Interactive Group will be made by the Board of Directors in its discretion.

. .. .

(iv)                              General.

. .. .

(C)                            If the Corporation obtains the Capital Group Redemption Stockholder Approval and determines to redeem shares of Liberty Capital Common Stock pursuant to paragraph (e)(i), the Corporation will, announce publicly by press release promptly following the Approval Date:

(I)                                    that the Corporation intends to redeem shares of Liberty Capital Common Stock for securities of a Distributed Capital Group Subsidiary pursuant to paragraph (e)(i) of this Section A.2.;

(II)                                if applicable, the Capital Group Redemption Selection Date, which will not be earlier than the 10th day following the date of the press release;

(III)                            the anticipated Capital Group Redemption Date, which will not be later than the 85th Trading Day following the date of the press release; and

(IV)                            unless the Board of Directors otherwise determines, that the Corporation will not be required to register a transfer of any shares of Liberty Capital Common Stock for a period of 10 Trading Days (or such shorter period as such announcement may specify) next preceding the specified Capital Group Redemption Selection Date.

Not less than 15 days prior to the Capital Group Redemption Date, the Corporation will give notice of such redemption to holders of Liberty Capital Common Stock whose shares are to be redeemed, setting forth:

(1)                                  the Capital Group Redemption Date;

(2)                                  the number of shares of Liberty Capital Common Stock held by such holder to be redeemed or, if applicable, stating that all outstanding shares of Liberty Capital Common Stock will be redeemed;

(3)                                  the class or series of securities of the Distributed Capital Group Subsidiary to be received with respect to each share of each series of Liberty Capital Common Stock to be redeemed and the Capital Group Outstanding Interest Fraction as of the date of such notice, if any (and if such Capital Group Outstanding Interest Fraction is less than one (1), the Starz Group’s Fractional Interest in the Capital Group and the Interactive Group’s Fractional Interest in the Capital Group, in each case, as of such date);

(4)                                  if the Board of Directors has made a Capital Group Inter-Group Redemption Election, the number of Capital Group Inter-Group Interest Subsidiary Securities attributable to each Group other than the Capital Group, and the Number of Shares Issuable to the Starz Group with Respect to the Capital Group Inter-Group Interest and the Number of Shares Issuable to the Interactive Group with Respect to the Capital Group Inter-Group Interest, in each case, used in determining such number and attribution of Capital Group Inter-Group Interest Subsidiary Securities; and

(5)                                  the place or places where certificates representing shares of Liberty Capital Common Stock properly endorsed or assigned for transfer (unless the Corporation waives such requirement) are to be surrendered.

. .. .

(f)                                    Redemption and Other Provisions Relating to the Liberty Starz Common Stock.

(i)                                     Redemption for Securities of one or more Starz Group Subsidiaries.

At any time at which a Subsidiary of the Corporation holds, directly or indirectly, assets and liabilities attributed to the Starz Group, the Corporation may, at its option and subject to assets of the Corporation being legally available therefor but subject (in addition to any other approval of the Corporation’s stockholders (or any series thereof) required under the DGCL in respect of such redemption, if any) to the Corporation having received the Starz Group Redemption Stockholder Approval (and, to the extent applicable, the Capital Group Redemption Stockholder Approval and/or the Interactive Group Redemption Stockholder Approval), redeem outstanding shares of Liberty Starz Common Stock (such shares of Liberty Starz Common Stock to be redeemed, the “Starz Group Redemption Shares”) for securities of such Subsidiary (a “Distributed Starz Group Subsidiary”), as provided herein. The number of Starz Group Redemption Shares will be determined, by the Board of Directors, by multiplying (A) the number of outstanding shares of Liberty Starz Common Stock as of the Starz Group Redemption Selection Date, by (B) the percentage of the Fair Value of the Starz Group that is represented by the Fair Value of the Corporation’s equity interest in the Distributed Starz Group Subsidiary which is attributable to the Starz Group, in each case, as determined by the Board of Directors as of a date selected by the Board of Directors, as such percentage may be adjusted by the Board of Directors in its discretion to reflect the effects of a Starz Group Inter-Group Redemption Election and to take into account other things deemed relevant by the Board of Directors. The aggregate number of securities of the Distributed Starz Group Subsidiary to be delivered (the “Starz Group Distribution Subsidiary Securities”) in redemption of the Starz Group Redemption Shares will be equal to: (A) if the Board of Directors makes a Starz Group Inter-Group Redemption Election as described below, the amount (rounded, if necessary, to the nearest whole number) obtained by multiplying (x) the product of (I) the number of securities of the Distributed Starz Group Subsidiary owned by the Corporation and (II) the percentage of the Fair Value of the Corporation’s equity interest in the Distributed Starz Group Subsidiary that is represented by the Fair Value of the Corporation’s equity interest in the Distributed Starz Group Subsidiary which is attributable to the Starz Group (subject to adjustment to reflect the effects of a Starz Group Inter-Group Redemption Election) (such product, the “Distributable Starz Group Subsidiary Securities”), by (y) the Starz Group Outstanding Interest Fraction, in each case, as of the Starz Group Redemption Selection Date, or (B) if the Board of Directors does not make a Starz Group Inter-Group Redemption Election, all of the Distributable Starz Group Subsidiary Securities, in each case, subject to adjustment as provided below. The number of securities of the Distributed Starz Group Subsidiary to be delivered in redemption of each Starz Group Redemption Share will be equal to the amount (rounded, if necessary, to the nearest five decimal places) obtained by dividing (x) the number of Starz Group Distribution Subsidiary Securities, by (y) the number of Starz Group Redemption Shares.

If the Starz Group Outstanding Interest Fraction is less than one (1) on the Starz Group Redemption Selection Date for any redemption pursuant to this paragraph (f)(i) and if (but only if) the Board of Directors so determines in its discretion (a “Starz Group Inter-Group Redemption Election”), then concurrently with the distribution of the Starz Group Distribution Subsidiary Securities in redemption of Starz Group Redemption Shares, the Corporation will attribute to the Capital Group and the Interactive Group an aggregate number of Distributable Starz Group Subsidiary Securities (the “Starz Group Inter-Group Interest Subsidiary Securities”) equal to the difference between the total number of Distributable Starz Group Subsidiary Securities and the number of Starz Group Distribution Subsidiary Securities, subject to adjustment as provided below.  The Starz Group Inter-Group Interest Subsidiary Securities will be allocated between the Capital Group and the Interactive Group by multiplying the number of Starz Group Inter-Group Interest Subsidiary Securities by (x), in the case of the Capital Group, the Capital Group’s Fractional Interest in the Starz Group as of the Starz Group Redemption Selection Date and, (y) in the case of the Interactive Group, the Interactive Group’s Fractional Interest in the Starz Group as of the Starz Group Redemption Selection Date.  If a Starz Group Inter-Group Redemption Election is made, then: (I) the Number of Shares Issuable with Respect to the Starz Group Inter-Group Interest will be decreased as described in subparagraph (ii)(D) of the definition of “Number of Shares Issuable with Respect to the Starz Group Inter-Group Interest” in paragraph (j) of this Section A.2.; (II) the attribution of Starz Group Inter-Group Interest Subsidiary Securities to be made to the Capital Group and the Interactive Group may, at the discretion of the Board of Directors, be reflected by an allocation or by a direct transfer of Starz Group Inter-Group Interest Subsidiary Securities to each such Group in accordance with the foregoing allocation; and (III) the Board of Directors may determine that the Starz Group Inter-Group Interest Subsidiary Securities so allocated or transferred to the Capital Group and the Interactive Group will be distributed to holders of shares of Liberty Capital Common Stock as a Share Distribution pursuant to paragraph (d)(i)(D) and to holders of shares of Liberty Interactive Common Stock as a Share Distribution pursuant to paragraph (d)(iii)(D) of this Section A.2.

If at the time of a redemption of Liberty Starz Common Stock pursuant to this paragraph (f)(i), there are outstanding any Convertible Securities convertible into or exercisable or exchangeable for shares of Liberty Starz Common Stock that would become convertible into or exercisable or exchangeable for Distributable Starz Group Subsidiary Securities as a result of such redemption, and the obligation to deliver securities of such Distributed Starz Group Subsidiary upon exercise, exchange or conversion of such Convertible Securities is not assumed or otherwise provided for by the Distributed Starz Group Subsidiary, then the Board of Directors may make such adjustments as it determines to be appropriate to the number of Starz Group Redemption Shares, the number of Starz Group Distribution Subsidiary Securities and the number of Starz Group Inter-Group Interest Subsidiary Securities (and any related adjustment to the Number of Shares Issuable with Respect to the Starz Group Inter-Group Interest, including any adjustments to the foregoing allocation between the Capital Group and the Interactive Group) to take into account the securities of the Distributed Starz Group Subsidiary into which such Convertible Securities are convertible or for which such Convertible Securities are exercisable or exchangeable.

In the event that not all outstanding shares of Liberty Starz Common Stock are to be redeemed in accordance with this paragraph (f)(i) for Starz Group Distribution Subsidiary Securities, then (1) the number of shares of each series of Liberty Starz Common Stock to be redeemed in accordance with this paragraph (f)(i) will be determined by multiplying the aggregate number of Starz Group Redemption Shares by a fraction, the numerator of which is the aggregate number of shares of such series and the denominator of which is the aggregate number of shares of all series of Liberty Starz Common Stock, in each case, outstanding as of the Starz Group Redemption Selection Date, and (2) the outstanding shares of each series of Liberty Starz Common Stock to be redeemed in accordance with this paragraph (f)(i) will be redeemed by the Corporation pro rata among the holders of each series of Liberty Starz Common Stock or by such other method as may be determined by the Board of Directors to be equitable.

To the extent that a Distributed Starz Group Subsidiary to be distributed pursuant to this paragraph (f)(i) also holds, directly or indirectly, assets and liabilities attributed to one or both of the Capital Group and the Interactive Group, then (x) such Distributed Starz Group Subsidiary will also be deemed a Distributed Capital Group Subsidiary for purposes of paragraph (e)(i) (to the extent such Distributed Starz Group Subsidiary also holds assets and liabilities of the Capital Group) and/or a Distributed Interactive Group Subsidiary for purposes of paragraph (g)(i) (to the extent such Distributed Starz Group Subsidiary also holds assets and liabilities of the Interactive Group) and (y) in connection with the redemption of Starz Group Redemption Shares pursuant to this paragraph (f)(i) the Corporation will also redeem shares of Liberty Capital Common Stock pursuant to the provisions of paragraph (e)(i) (in the event such Distributed Starz Group Subsidiary is also a Distributed Capital Group Subsidiary) and/or shares of Liberty Interactive Common Stock pursuant to the provisions of paragraph (g)(i) (in the event such Distributed Starz Group Subsidiary is also a Distributed Interactive Group Subsidiary), as applicable, subject to the Corporation obtaining the Starz Group Redemption Stockholder Approval and the applicable of the Capital Group Redemption Stockholder Approval and/or the Interactive Group Redemption Stockholder Approval.  In connection with any such redemption of Liberty Capital Common Stock, Liberty Starz Common Stock and/or Liberty Interactive Common Stock, as applicable, the Board of Directors will effect such redemption in accordance with the terms of paragraphs (e)(i), (f)(i) and (g)(i), as applicable, as determined by the Board of Directors in good faith, with such changes and adjustments as the Board of Directors determines are reasonably necessary in order to effect such redemption in exchange for securities of a single Subsidiary holding the assets and liabilities of more than one Group.  In effecting such redemption, the Board of Directors may determine to redeem the Capital Group Redemption Shares, the Starz Group Redemption Shares and/or the Interactive Group Redemption Shares, in exchange for one or more classes or series of securities of such Subsidiary, including, without limitation, for separate classes or series of securities of such Subsidiary, (I) with the holders of Capital Group Redemption Shares to receive Capital Group Distribution Subsidiary Securities intended to track the performance of the former assets and liabilities attributed to the Capital Group held by such Subsidiary, (II) with holders of Starz Group Redemption Shares to receive Starz Group Distribution Subsidiary Securities intended to track the performance of the former assets and liabilities attributed to the Starz Group held by such Subsidiary and/or (III) with holders of Interactive Group Redemption Shares to receive Interactive Group Distribution Subsidiary Securities intended to track the performance of the former assets and liabilities attributed to the Interactive Group held by such Subsidiary, subject, in each case, to the applicable limitations on the class and series of securities of the Distributed Starz Group Subsidiary set forth in the last paragraph of paragraphs (e)(i), (f)(i) and (g)(i), as applicable.

Any redemption pursuant to this paragraph (f)(i) will occur on a Starz Group Redemption Date set forth in a notice to holders of Liberty Starz Common Stock (and Convertible Securities convertible into or exercisable or exchangeable for shares of any series of Liberty Starz Common Stock (unless provision for notice is otherwise made pursuant to the terms of such Convertible Securities)) pursuant to paragraph (f)(iv)(C).

In effecting a redemption of Liberty Starz Common Stock pursuant to this paragraph (f)(i), the Board of Directors may determine either to (x) redeem shares of each series of Liberty Starz Common Stock in exchange for a single class or series of securities of the Distributed Starz Group Subsidiary without distinction among series of Liberty Starz Common Stock, on an equal per share basis, (y) redeem shares of each series of Liberty Starz Common Stock in exchange for separate classes or series of securities of the Distributed Starz Group Subsidiary, on an equal per share basis, or (z) redeem shares of one or more series of Liberty Starz Common Stock in exchange for a separate class or series of securities of the Distributed Starz Group Subsidiary and, on an equal per share basis, redeem shares of all other series of Liberty Starz Common Stock in exchange for a different class or series of securities of the Distributed Starz Group Subsidiary; provided, that, in the case of clauses (y) and (z), (1) such separate classes or series do not differ in any respect other than their relative voting rights (and any related differences in designation, conversion, redemption and share distribution provisions such as those set forth in this Section A.2.), with holders of shares of Series B Liberty Starz Common Stock receiving securities of a class or series having the highest relative voting rights and the holders of shares of each other series of Liberty Starz Common Stock receiving securities of a class or series having lesser relative voting rights, in each case, without regard to whether such rights differ to a greater or lesser extent than the corresponding differences in voting rights (and any related differences in designation, conversion, redemption and share distribution provisions such as those set forth in this Section A.2.) among the Series A Liberty Starz Common Stock, the Series B Liberty Starz Common Stock and the Series C Liberty Starz Common Stock, and (2) in the event the securities to be received by the holders of shares of Liberty Starz Common Stock other than the Series B Liberty Starz Common Stock in such redemption consist of different classes or series of securities, with each such class or series differing only with respect to the relative voting rights of such class or series (and any related differences in designation, conversion, redemption and share distribution provisions such as those set forth in this Section A.2.), then such classes or series of securities will be distributed to the holders of each series of Liberty Starz Common Stock (other than the Series B Liberty Starz Common Stock) (i) as the Board of Directors determines or (ii) such that the relative voting rights of the class or series of securities to be received by the holders of each series of Liberty Starz Common Stock corresponds to the extent practicable to the relative voting rights (as compared to the other series of Liberty Starz Common Stock, other than the Series B Liberty Starz Common Stock) of such series of Liberty Starz Common Stock.  If the Board of Directors has made a Starz Group Inter-Group Redemption Election, then the determination as to the classes or series of securities of the Distributed Starz Group Subsidiary comprising the Starz Group Inter-Group Interest Subsidiary Securities to be so transferred or allocated to the Interactive Group and/or the Capital Group will be made by the Board of Directors in its discretion.

. .. .

(iv)                              General.

. .. .

(C)                            If the Corporation obtains the Starz Group Redemption Stockholder Approval and determines to redeem shares of Liberty Starz Common Stock pursuant to paragraph (f)(i), the Corporation will, announce publicly by press release promptly following the Approval Date:

(I)                                    that the Corporation intends to redeem shares of Liberty Starz Common Stock for securities of a Distributed Starz Group Subsidiary pursuant to paragraph (f)(i) of this Section A.2.;

(II)                                if applicable, the Starz Group Redemption Selection Date, which will not be earlier than the 10th day following the date of the press release;

(III)                            the anticipated Starz Group Redemption Date, which will not be later than the 85th Trading Day following the date of the press release; and

(IV)                            unless the Board of Directors otherwise determines, that the Corporation will not be required to register a transfer of any shares of Liberty Starz Common Stock for a period of 10 Trading Days (or such shorter period as such announcement may specify) next preceding the specified Starz Group Redemption Selection Date.

Not less than 15 days prior to the Starz Group Redemption Date, the Corporation will give notice of such redemption to holders of Liberty Starz Common Stock whose shares are to be redeemed, setting forth:

(1)                                  the Starz Group Redemption Date;

(2)                                  the number of shares of Liberty Starz Common Stock held by such holder to be redeemed or, if applicable, stating that all outstanding shares of Liberty Starz Common Stock will be redeemed;

(3)                                  the class or series of securities of the Distributed Starz Group Subsidiary to be received with respect to each share of each series of Liberty Starz Common Stock to be redeemed and the Starz Group Outstanding Interest Fraction as of the date of such notice, if any (and if such Starz Group Outstanding Interest Fraction is less than one (1), the Capital Group’s Fractional Interest in the Starz Group and the Interactive Group’s Fractional Interest in the Starz Group, in each case, as of such date);

(4)                                  if the Board of Directors has made a Starz Group Inter-Group Redemption Election, the number of Starz Group Inter-Group Interest Subsidiary Securities attributable to each Group other than the Starz Group, and the Number of Shares Issuable to the

Capital Group with Respect to the Starz Group Inter-Group Interest and the Number of Shares Issuable to the Interactive Group with Respect to the Starz Group Inter-Group Interest, in each case, used in determining such number and attribution of Starz Group Inter-Group Interest Subsidiary Securities; and

(5)                                  the place or places where certificates representing shares of Liberty Starz Common Stock properly endorsed or assigned for transfer (unless the Corporation waives such requirement) are to be surrendered.